UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan’ an City, Quanzhou
The People’ s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Continuation to the British Virgin Islands

As previously disclosed in the Report on Form 6-K filed by INLIF LIMITED (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2026, at the Company’ s 2026 Extraordinary General Meeting of Shareholders held on September 15, 2026, the Company’ s shareholders approved, by special resolution, (i) the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the transfer by way of continuation of the Company into the British Virgin Islands as a BVI business company under the laws of the British Virgin Islands (the “Migration”) and (ii) the adoption, conditional upon and with immediate effect from the Migration, of a memorandum and articles of association compliant with the laws of the British Virgin Islands (the “BVI M&A”), in substitution for and replacement in their entirety of the Company’ s then existing amended and restated memorandum and articles of association.

On November 2, 2026, pursuant to such approvals, the Company completed the Migration and was registered by way of continuation as a BVI business company limited by shares under the BVI Business Companies Act, 2004 (as amended), and was deregistered as an exempted company in the Cayman Islands. In connection with the Migration, the BVI M&A were adopted with effect from the Migration, a copy of which is filed as Exhibit 3.1 to this Report on Form 6-K and is incorporated herein by reference.

Upon the effectiveness of the Migration, the Company continues as the same legal entity, and the Migration did not create a new legal entity or affect the identity or continuity of the Company. The Company is now governed by the laws of the British Virgin Islands and the BVI M&A. The Migration did not result in any change to the Company’ s name, business, directors or officers, or to the number of Class A ordinary shares and Class B ordinary shares issued and outstanding, and the Company’ s Class A ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “INLF.”

Incorporation By Reference

This report, including the exhibits included hereto, shall be deemed to be incorporated by reference into: (i) the Company’ s shelf registration statement on Form F-3, as amended (File No. 333-292580) (the “Registration Statement”), which Registration Statement was declared effective by the SEC on January 12, 2026, and (ii) the Company’ s registration statement on Form S-8 (File No. 333-289640), which was filed with the SEC on August 15, 2025, and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Memorandum and Articles of Association of INLIF LIMITED, a BVI business company continued into the British Virgin Islands on November 2, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 4, 2026

INLIF LIMITED

By:	/s/ Rongjun Xu
Name:	Rongjun Xu
Title:	Chief Executive Officer

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